08001949

RECEIVED

2008 APR 17 P 12:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 20, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 021/2008**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 4/2008

  Date: March 20, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Corporate Communications by fax at (662) 591-0724 attention Ms. Tanyapas Chuaychoo.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

PROCESSED
APR 22 2008
THOMSON FINANCIAL

Faithfully yours,

Mr. Tanadit Charoenchan
Vice President – Finance and Accounting
Shin Satellite Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
March 20, 2008

RECEIVED
2008 APR 17 P 12:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SSA-CP 021/2008

March 20, 2008

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 4/2008

To: The President
The Stock Exchange of Thailand

The Board of Directors of Shin Satellite Public Company Limited (the "Company") at its Meeting No. 4/2008 held on March 19, 2008 at 14.00 o'clock at the Thaicom 3 Meeting Room, 1st floor, Thaicom Satellite Station, No. 41/103 Rattanathibet Road, Nonthaburi, the Company adopted the following resolutions:

1. Certified the Minutes of the Board of Directors' Meeting No. 2/2008 held on February 20, 2008 and the Minutes of the Board of Directors' Meeting No. 3/2008 held on March 3, 2008.
2. Approved the Company's Annual Registration Statement for 2007 (SEC Form 56-1)

Please be informed accordingly.

END